DLA Piper LLP (US)
2525 East Camelback Road,
Suite 1000
Phoenix, Arizona 85016-4232
www.dlapiper.com

Steven D. Pidgeon
Steven.Pidgeon@dlapiper.com
T 480.606.5124
F 480.606.5524

December 22, 2021

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suying Li
Lyn Shenk
Cara Wirth
Mara Ransom

Re:	Lionheart Acquisition Corp. II
Registration Statement on Form S-4
Filed November 10, 2021
File No. 333-260969

Ladies and Gentlemen:

On behalf of our client, Lionheart Acquisition Corp. II (“LCAP II” or the “Company”), we submit this letter setting forth the responses of the Company to the comments that were provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) by your letter dated December 10, 2021 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

We are authorized by the Company to provide the responses contained in this letter on its behalf. For your convenience, the text of each comment of the Staff in the Comment Letter is included in italics below and the Company’s responses appear below each comment. The references in the captions below correspond to the numbered paragraphs of the Comment Letter.

Registration Statement on Form S-4 Filed November 10, 2021

“What Equity Stake Will Current Stockholders...”, page viii

1.	Please separately disclose the equity stake that the each of the current stockholders, the initial stockholders, and the members will hold in the post-business combination company.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page viii of the Amended Registration Statement to reflect the Staff’s comment.

Ownership of the Post-Combination Company, page 2

2.
It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Company Response: The Staff’s comment is noted. The Company confirms to the Staff that the amount of the deferred underwriting commission payable to the underwriters of the Company’s initial public offering is not required to be adjusted for any shares that are redeemed in connection with the Company’s initial business combination. The Company has revised the disclosures on page 2 of the Amended Registration Statement to reflect the Staff’s comment.

Tax Receivable Agreement, page 15

3.	Please revise to quantify the potential size of any payments under the Tax Receivable Agreement.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 15 of the Amended Registration Statement to reflect the Staff’s comment.

Risk Factors, page 25

4.
Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 61 of the Amended Registration Statement to discuss the material risks to unaffiliated investors presented by taking the Company public through a merger rather than an underwritten offering.

“Changes in legislation, both federal and state, or in laws relating to healthcare...”, page 34

5.
Please disclose the percentage of MSP recoveries that are brought in under the Medicare Secondary Payer Act. Please also revise to disclose the potential effect on your business if the Medicare Secondary Payer Act is substantially changed or repealed.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 34 of the Amended Registration Statement to reflect the Staff’s comment.

“We may not be able to obtain additional capital to continue...”, page 43

6.	Please enhance this risk factor to describe and quantify your sources of liquidity to fund working capital.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 43 of the Amended Registration Statement to reflect the Staff’s comment.

“The Sponsor, certain members of the LCAP Board and our officers...”, page 51

7.	Please elaborate on the personal and financial interests of the Sponsor and your officers and directors that may have influenced their motivation in identifying and selecting MSP.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that all of the personal and financial interests of the Sponsor and the Company’s officers and directors are described on page 51 of the Amended Registration Statement and under the heading Conflicts of Interest.

“Our public stockholders will experience substantial dilution...”, page 52

8.
Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 53 of the Amended Registration Statement to disclose all possible sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. The Company has also included a cross-reference in the Risk Factor notifying the reader of additional information contained in the redemption sensitivity analysis.

9.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 53 of the Amended Registration Statement.

“We will qualify as a ‘controlled company’ within the meaning of the Nasdaq listing standards...”, page 53

10.
Please explain the controlling shareholders’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 54 of the Amended Registration Statement to reflect the Staff’s comment.

“Risks Related to Ownership of Our Common Stock...”, page 60

11.
Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 63 of the Amended Registration Statement, to highlight the material risks to public warrant holders, including those arising from differences between Private Warrants and Public Warrants as well as including the steps the Company will take to notify all shareholders regarding when warrants become eligible for redemption.

Unaudited Pro Forma Condensed Combined Financial Information Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 77

12.
You state that the New Warrants will be classified as equity upon issuance at the closing date. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the New Warrants contain terms and provisions that differ from those of the existing Public Warrants and Private Warrants that are expected to be remain liability-classified warrants following the consummation of the Business Combination. The Company considered the following in determining that equity classification of the New Warrants is appropriate:

The New Warrants were determined to not require liability classification under ASC 480, as the New Warrants do not represent an obligation to repurchase shares and are not themselves puttable under ASC 480-10-25-8, nor are they settled in a variable number of shares with a monetary value based predominantly on the factors in ASC 480-10-25-14. The New Warrants were determined to meet the criteria under the definition of a derivative in ASC 815-10-15-83, and therefore were evaluated under the equity scope exception from derivative accounting in ASC 815-10-15-74(a) for derivatives meeting both of the following conditions:

•	The instruments are deemed to be indexed to the Company’s own common stock per ASC 815-40-15 (the “Indexation Guidance”).
•	The instruments qualify for classification within stockholders’ equity pursuant to ASC 815-40-25 (the “Equity Classification Guidance”).

In considering the first step of the Indexation Guidance, the New Warrants contain exercise contingencies which were evaluated and determined not to preclude indexation, as there are no contingencies that are based on observable markets or indices not related to the Company’s own stock or own operations. As it pertains to the analysis of settlement amount adjustments under the second step of the Indexation Guidance and unlike the terms of the Private Warrants, the Company respectfully advises the Staff that the New Warrants do not contain clauses producing variability in settlement mechanics based on the holder of the instrument. Specifically, the New Warrants, which will be publicly traded upon the consummation of the Business Combination, are subject to redemption regardless of the holder and do not contain other provisions that provide variability in settlement amount based on the nature of the holder. Further, other provisions in the New Warrants that adjust the exercise price and number of underlying shares are standard anti-dilution adjustments for transactions and based on inputs that are consistent with indexation as provided in Example 17 in ASC 815-40-55-42 and 55-43.

In evaluating the Equity Classification Guidance, the Company considered whether the New Warrants may in any scenario outside the Company’s control require net cash settlement. Specifically, the Company advises the Staff that following the consummation of the Business Combination, the combined company will have two classes of voting common stock, Class A Common Stock and Class V Common Stock, and the holders of Class V Common Stock will control the combined company. Section 4.4 of the Existing Warrant Agreement provides holders of the Public Warrants and Private Warrants with the ability to receive cash or other assets in settlement upon a tender or exchange offer where more than 50% of the outstanding shares of Class A Common Stock are exchanged and also receive such alternative consideration. The same clause (Section 4.4) in the New Warrant Agreement provides that holders of the New Warrants are only entitled to receive cash or other assets in settlement upon a tender or exchange offer where (1) more than 50% of the “outstanding voting interest” and (2) greater than 50% of the outstanding shares of the Class A Common Stock are exchanged and also receive the alternative consideration. Said differently, because the Company has multiple classes of voting common shares, the Public Warrants and Private Warrants may be net cash settled in scenarios that do not in all cases result in a change in control or fundamental change in ownership, whereas net cash settlement of the New Warrants is only provided for in scenarios where (1) a change of control occurs (due to the change in the outstanding voting interest described above) and (2) the holders of the New Warrants receive the same form of consideration as the holders of the underlying Class A Common Stock. ASC 815-40-55-3 provides that change-in-control provisions requiring or permitting the counterparty to deliver the same form of consideration as holders of the shares underlying the contract do not preclude permanent equity classification. Therefore, the Company concluded that the limited scope exception in ASC 815-40-55-2 through 55-5 is applicable to the New Warrants, and Section 4.4 of the New Warrant Agreement does not preclude equity classification.

Further, the Company analyzed whether the additional conditions necessary to meet equity classification in ASC 815-40-25-8 through 25-35 are met and has confirmed the settlement of the New Warrants in shares is fully within the Company’s control.

Based on the analysis above, the Company determined that the provisions in the New Warrants meet the scope exception from derivative accounting in ASC 815-10-74(a) and therefore will be equity-classified upon consummation of the Business Combination.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 81

13.
Please revise footnotes l and ee to clarify why the 98.7% and 99.2% interests attributable to MSP Members as a result of the Up-C structure under the no redemption and maximum redemption scenarios, respectively, represent non-controlling interest and how you allocated the net income or loss to the non-controlling interest in all periods presented.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 82 of the Amended Registration Statement to reflect the Staff’s comment.

Redemption Rights, page 88

14.	We note that LCAP’s Sponsor, directors, officers, and Nomura have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 89 of the Amended Registration Statement to reflect the Staff’s comment.

Conflicts of Interest, page 126

15.
We note your statement that “[w]e are not prohibited from pursuing an initial business combination with a company that is affiliated with the Sponsor or our officers or directors. However, in the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.” Please elaborate on what “affiliated” means in this context. In this light, we note that John H. Ruiz, CEO of MSP and Ophir Sternberg, CEO of LCAP and their affiliates have entered into multiple agreements together (4701 North Meridian Lakehouse, LLC, RC Lakehouse, LLC, and Cigarette Holdings, LLC, as described in further detail on page 230). In light of these transactions, please tell us what consideration you gave to obtaining a fairness opinion, why you chose not to obtain a fairness opinion, and whether you should obtain a fairness opinion for this business combination. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. Also, please update the table on page 128 to reflect the fiduciary duties or contractual obligations owed by Ophir Sternberg in any of the agreements described on page 230.

Company Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the term “affiliate” is not defined in the relevant provision of the charter cited in the Staff’s comment.  Accordingly, the Company’s board of directors (the “Board”) determined to evaluate the comment in light of the SEC’s definition of affiliate (defined in Rule 405 under the Securities Act of 1933, as amended (the “Act”)), which is based on the concept of “control” (in turn defined in Rule 405 under the Act ). The Board concluded that neither Messrs. Sternberg and Ruiz, the CEOs of the companies party to the transaction subject to the Registration Statement, nor the contracting parties themselves, are affiliates. Moreover, the Company and MSP are not affiliates of each other as they do not control each other, nor are they under common control.

In reaching this conclusion, the Board took special note of the residential real estate and Cigarette Boat company transactions cited by the Staff and disclosed in the Registration Statement. The Board determined, based on discussions with Messrs. Ruiz and Sternberg and their representatives, that: (i) none of the transactions between such principals or their companies are material to either person; (ii) Mr. Sternberg has no ownership interest in or position with MSP; (iii) Mr. Ruiz has no ownership interest in or position with LCAP or its sponsor, or any other company within the Lionheart SPAC group; and (iv) Mr. Ruiz and Mr. Sternberg disclaim that either has any control over the other or consider themselves beholden to the other. Accordingly, the Board determined no fairness opinion was required under its charter.

Notwithstanding this conclusion, Company management and the Board did consider the potential utility of seeking a fairness opinion from an independent financial advisor. At the Board’s request, Nomura assembled public data regarding the relative frequency in precedent SPAC transactions of the SPAC board engaging or not engaging any independent financial advisor to render a fairness opinion. In those cases in which a fairness opinion has been secured in a SPAC transaction, it has generally been provided by an investment bank not otherwise involved in the business transaction or related capital transactions.

The Board also discussed with Nomura the potential difficulties and costs of engaging an independent financial advisor to render an opinion given that MSP was essentially a first mover in a new industry with limited operating history. The Company held discussions with potential financial advisors but mutually decided not to pursue a formal engagement.

The Company engaged an external law firm to provide a report on the bona fides of the legal positions underpinning MSP’s business thesis, and a litigation consulting firm to assess the recovery assumptions used in MSP’s financial projections. Company management and MSP management met numerous times to review and discuss MSP’s projections and the assumptions underlying them. Representatives of KBW and Nomura attended these meetings. The Board and Company management also met several times to review and evaluate the projections and related assumptions and the reports of the Company’s special external counsel and litigation consulting firm. Representatives of the Company’s special counsel, litigation consulting firm, Nomura and the Company’s other advisors attended these meetings. The Board believes that these steps adequately discharged its fiduciary duties and relevant charter provisions.

Reference is made to page 127 of the Amended Registration Statement relating to the analysis of Mr. Sternberg’s fiduciary duties or contractual arrangements.

The Company has updated the disclosure in page 129 of the Amended Registration Statement to reflect the fiduciary duties or contractual obligations owed by Ophir Sternberg in the agreements described on page 231 of the Amended Registration Statement.

16.
Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 128 of the Amended Registration Statement to reflect that the approximate value of the Sponsor’s interest in the Post Combination Company is $56.1 million, consisting of 5,642,000 shares of Class A Common Stock. The approximate value was calculated based on a trailing 30-day average price of $9.94 per share. The cost basis of this investment was approximately $5,975,000, consisting of 595,000 private placement units at $10.00 per unit, or $5,950,000, plus the purchase of 5,667,500 shares of Class B Common Stock for $24,641.

17.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 130 of the Amended Registration Statement to reflect the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management of MSP, The Company and The Post-Combination Company, page 133

18.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the New Warrants.

Company Response: The Staff’s comment is noted. The Company has revised the disclosure on page 134 and 135 of the Amended Registration Statement to reflect the beneficial ownership of officers and directors of the Company pre-Business Combination, 5% holders of the Company pre-Business Combination and Messrs. Ruiz and Quesada, assuming exercise and conversion of the New Warrants.

Information About MSP, page 136

19.
We note your statement that “[a]s of June 30, 2021, we are entitled to a portion (typically fifty percent (50%)) of any recovery rights associated with approximately $248 billion in Billed Amounts (and approximately $60 billion in Paid Amounts), which contains an estimated $15 billion of potentially recoverable claims.” Please revise to explain how you calculate your $15 billion estimation of potentially recoverable claims and clarify whether that is the total recoverable amount or whether you would typically be entitled to 50% of that amount. Additionally, please disclose how much of the $60 billion in Paid Amounts is “capitated payments” and whether to date, you have been successful in recovering any capitated payments. Finally, please revise to include the time frame for which you anticipate receiving payment on the potentially recoverable claims.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised its disclosure on page 140 and 144 of the Amended Registration Statement to reflect the Staff’s comment.

20.
Please include any material contracts as an exhibit to this registration statement, for example MSP’s Amazon Web Services agreement, any other systems agreement, the Virage Investment Capacity Agreement, and any of your fee sharing arrangements or tell us why you are not required to do so. Refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Company Response: The Staff’s comment is noted.

MSP respectfully advises the Staff that MSP’s Amazon Web Services agreement is such as ordinarily accompanies the kind of business conducted by MSP under Item 601(b)(10)(ii) of Regulation S-K. In addition, MSP’s Amazon Web Services agreement is a standard vendor contract and not a contract upon which MSP’s business is substantially dependent under Item 601(b)(10)(ii)(B) of Regulation S-K. Further, none of the other categories under Item 601(b)(10)(ii)(A), (C) or (D) of Regulation S-K are applicable.

MSP respectfully advises the Staff that the ICA, while not a contract made in the ordinary course of business, is not material to MSP, as indicated under Item 601(b)(10)(i)(A) of Regulation S-K. In particular, the ICA does not obligate MSP or Virage to consummate any future transaction. Instead, the ICA provides a framework upon which future transactions (for which definitive documentation has not been entered as of the date of the Amended Registration Statement) may be consummated. As a result, MSP does not consider the ICA a contract that is material to its business. Further, the Company has revised its disclosure on page 145 of the Amended Registration Statement to clarify the nature of the ICA.

MSP has reviewed the agreements to which it is a party, and respectfully advises the Staff that, other than as already included in the Exhibit index to the Amended Registration Statement, MSP has determined that it is not currently party to any agreement of the type required to be filed pursuant to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Our Claims Portfolio, page 146

21.
We note that as of June 30, 2021 you have been assigned certain recovery rights for more than 150 Assignors. Please clarify whether you received these rights under the Recovery Model, the Chase to Pay model, and/or the Claims Recovery Services model as explained on pages 154-155. In that light, we note your statements on page 155 that you have yet to generate substantial revenue from the Recovery Model and no revenue from the Chase to Pay model and that you have entered into two claims recovery service contracts under the Claims Recovery Services model. Please clarify how you anticipate generating revenue from the 150 Assignors under the relevant model.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 147 of the Amended Registration Statement to reflect the Staff’s comment.

Human Capital, page 150

22.	Please provide the information required by Item 101(c)(2)(ii) of Regulation S-K.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 151 of the Amended Registration Statement to reflect the Staff’s comment.

MSP Recovery’s Management’s Discussion And Analysis, page 154

23.
We note your statement that “[i]t would take any competitor a long time to amass the portfolio of claims rights currently owned by us.” Please provide support for this statement or characterize it as management’s belief.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 154 of the Amended Registration Statement to reflect the Staff’s comment.

24.
We note that you have entered into two claims recovery service contracts. Please disclose the date that you entered into these claims recovery service contracts, the Billed Amounts and potential recovery amounts, and any other material information.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 156 of the Amended Registration Statement to reflect the Staff’s comment.

25.	We note that your Assignors have grown from 32 in 2015 to 155 as of as of June 30, 2021. Please revise to state the number of Assignors that you have had per year for each of the last three years.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 157 of the Amended Registration Statement to reflect the Staff’s comment.

26.
We note your statement that “[p]er the Medicare Secondary Payer Act, we are entitled to reasonable and customary rates. If litigation is required, we are also entitled to double damages and additional penalties.” Please clarify how double damages and additional penalties are treated under each of your business models. To the extent such amounts are paid directly to the Law Firm, please revise to state as much.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 157 of the Amended Registration Statement to reflect the Staff’s comment.

27.	Please disclose MSP’s management’s key performance indicators and metrics in evaluating its business. Refer to Item 303(a) of Regulation S-K and SEC Release 33-10751.

Company Response: The Staff’s comment is noted. The Company has revised the disclosure on page 158 of the Amended Registration Statement to reflect the Staff’s comment.

Impact of the COVID-19 Pandemic, page 157

28.
Please discuss the key economic factors and impact of COVID-19, and known trends and uncertainties, on your Total Claims Recovery, Cost of Recoveries, number of Assignors or Clients, changes in Billed Amounts, timing of recovery of payments, timing of any litigation, etc. for the year ended December 31, 2020 and period ended June 30, 2021, if any. Refer to Item 303(b)(2)(i) and (ii) of Regulation S-K and CF Disclosure Guidance Topics 9 and 9A.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 158 of the Amended Registration Statement. In addition, the Company respectfully advises the Staff that this information is outlined within the Company’s unaudited financial statements on page F-50 and the Company’s audited financial statements on page F-63.

Background of the Business Combination, page 176

29.
We note your disclosure regarding your search process for a target business, including that your search started with 45 potential targets. Please provide additional detail on how you narrowed the targets down from the 45 original potential targets. To the extent applicable, please describe the role of the Sponsor in these activities. Also, please highlight the potential targets where the members of the LCAP Board were involved, and how they were involved.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 178 of the Registration Statement to reflect the Staff’s comment.

30.
We note that on January 19, 2021, Messrs. Sternberg and Ruiz discussed MSP’s then current and projected financial position and Mr. Ruiz’s vision to grow MSP, and certain benefits for MSP if it were to operate as a public company. Please revise to disclose the material discussions related to each of these topics.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 179 of the Registration Statement to reflect the Staff’s comment.

31.	Please describe, in further detail, the underlying basis for the possible preliminary valuation range of MSP between $20.0 billion and $50.0 billion.

Company Response: The Staff’s comment is noted. The Company respectfully requests the Staff to refer to the disclosure on page 179 of the Amended Registration Statement under the heading “Background of the Business Combination.”

32.
Please disclose whether any materials were prepared and/or circulated in connection with the February 18, 2021 and March 19, 2021 meetings, and if applicable, which parties prepared and circulated such materials. Provide greater detail about the MSP Model, and Brattle’s assessment of it.

Company Response: The Staff’s comment is noted. The Company respectfully advises that no materials were prepared or circulated in connection with the February 18, 2021 and March 19, 2021 meetings. The Company has revised its disclosures on pages 177-183 of the Amended Registration Statement to reflect the Staff’s comment.

33.
Please provide the basis for MSP’s pre-money equity valuation at $26.8 billion and quantify and describe the MSP Members’ post-closing transaction consideration adjustment. Also, please elaborate on the material terms of the MSP valuation discussions that occurred throughout March 2021 and the valuation metrics discussed in April 2021, including the material details surrounding the certain governmental claims rights held by MSP WB, LLC.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 179 and 180 of the Amended Registration Statement to reflect the Staff’s comment.

34.	Please discuss the material considerations and negotiations underlying the PIPE transaction and the ultimate decision to not include the PIPE.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 180 of the Amended Registration Statement to reflect the Staff’s comment

35.
Please disclose any material terms or negotiation points regarding the proposed transaction structure, possible capital alternatives, valuation, business assumptions and outlook as discussed on April 26, 2021.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 180 of the Amended Registration Statement to reflect the Staff’s comment

36.
We note that on or about May 15, 2021 MSP and LCAP agreed to include the MSP Government Claims in the Business Combination, increasing the overall purchase price to $32.5 billion. Please clarify the then current valuation of the business without the Government Claims business and any material adjustments to the prior valuation at $26.8 billion.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 181 of the Amended Registration Statement to reflect the Staff’s comment.

37.
Please disclose the material terms added to the July 11, 2021 draft of the MIPA under which the LCAP Board would recommend the transaction to its stockholders in order to comply with the directors’ fiduciary duties under Delaware law.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 182 of the Amended Registration Statement to reflect the Staff’s comment.

38.
We note that Nomura was engaged as LCAP’s financial advisor and Stifel and KBW were engaged as MSP’s financial advisor in connection with the business combination. Please revise to elaborate on the role that each financial advisor played in advising on the business combination. To the extent that Nomura and/or Stifel prepared any report, for example in presenting MSP’s financial model or in preparing the investor presentation, please file such report in accordance with Item 1015(b) of Regulation M-A.

Company Response: The Staff’s comment is noted. The Company respectfully advises that none of Nomura, Stifel, or KBW prepared any documents that constitute “reports” for purposes of Item 1015(b) of Regulation M-A. The Company has revised its disclosure on pages 177-183 of the Amended Registration Statement to reflect the Staff’s comment.

39.
Revise to state how, in substance, Amendment no. 1 to the MIPA impacts the overall terms of the transaction that was approved by the Board and clarify whether the Board of LCAP continued to recommend the transaction to shareholders.

Company Response: The Staff’s comment is noted. We also note that the Company and MSP have entered into Amendment No. 2 to the MIPA which modifies the minimum cash condition applicable to MSP. The Amendment is described on page 183 of the Amended Registration Statement. Apart from that change, the Company does not believe that the Amendments materially alter the terms of the transaction and specifically that the business to be acquired and purchase price remain fundamentally unchanged.

Recommendation of the LCAP Board and Reasons for the Business Combination, page 183

40.
We note that the LCAP Board determined that the consideration to be paid to the Members and New Warrants to the Class A Common Stockholders was “reasonable.” Please elaborate on what “reasonable” means in this context.

Company Response: The Staff’s comment is noted. The Company respectfully advises that, in this context, “reasonable” means (i) given the uniqueness of the MSP business model, that the work done by the third party due diligence advisors supported the “reasonableness” of the assumptions used to validate the business model, (ii) that the variables considered by the Board in relation to the financial analysis for the MSP Recovery Business and the Government Claims were a reasonable basis to compute the valuation, and (iii) given the inherent uncertainties in any long-term projections, particularly in a business like MSP’s where there is limited historical financial information to extrapolate, the inclusion of the New Warrants as partial consideration to the LCAP shareholders provides a meaningful counter-balance to the uncertainties in the projections.

41.
We note that at the date that the LCAP Board approved the Business Combination, MSP did not have any combined or consolidated historical financial statements that the LCAP Board could consider. Tell us how the Board was able to evaluate the unaudited prospective financial information of MSP without the necessary context of historical financial information. Please tell us whether the LCAP Board considered the MSP historical financial statements once they were provided, and if so, whether the LCAP Board continues to recommend the Business Combination to shareholders. If the LCAP Board did not consider the MSP historical financial statements once they were provided, please revise to state as much and explain why and how the LCAP Board made that decision and continued to recommend the transaction.

Company Response: The Staff’s comment is noted. The Company respectfully advises that it believes the factors described in page 184 of the Amended Registration Statement, as well as the uniqueness of the MSP business model, served as a reasonable basis for the Board to evaluate the operating and financial metrics of MSP’s business. In addition, as noted on page 183 of the Amended Registration Statement, the LCAP Board did review certain financial data provided to the Company, including certain unaudited prospective financial information of MSP (including, where applicable, the assumptions underlying such unaudited prospective financial information). After review of the MSP historical financial statements, the LCAP Board continued to believe that it was reasonable to recommend the transaction.

42.
Please disclose whether the Board considered Nomura’s conflict of interest as an underwriter to receive deferred compensation in connection with the business combination, while also serving as a financial advisor to the LCAP in evaluating and advising on the business combination. Please also update your risk factors to address this conflict of interest.

Company Response: The Staff’s comment is noted. The Company respectfully refers the Staff to our response to question 53 discussing Nomura’s fees in connection with the IPO and Business Combination. The deferred underwriting fees and M&A success fee were disclosed to the Board but such fees were not considered to be a conflict of interest that would impact Nomura’s serving as financial advisor to LCAP in evaluating and advising on the business combination. The fees are customary for these types of transactions. However, the Company has updated the risk factor disclosure on page 51 of the Amended Registration Statement to reflect the Staff’s comment.

Certain Unaudited Projected Financial Information of MSP, page 187

43.
Explain how MSP prepared its projections in light of the fact that MSP did not have any combined or consolidated historical financial statements at the time the projections were provided to LCAP. Please also explain the assumptions underlying the projections in light of MSP’s historical financials and relatively untested business models (i.e. Claim Recovery Model and Chose to Pay).

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, MSP has revised its disclosure on page 190 of the Amended Registration Statement to reflect MSP’s approach to preparing the projections as well as the material assumptions underlying the projections.

44.
Please disclose how and why the timeframe leading out to 2026 projected financial results was selected. Disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, MSP has revised its disclosure on page 190 of the Amended Registration Statement to disclose (i) how the 6-year timeframe for the projected financial information was selected and (ii) material assumptions underlying the projections, including assumptions with respect to growth in Medicare and Medicaid spend and proportions of such spend that are accident or fraud and misconduct related, in each case consistent with historical market data. In addition, MSP respectfully advises the Staff that, because MSP had achieved limited actual recoveries under its claims portfolio at the time the projected financial information was prepared, the projected financial information does not reflect historic operating trends specific to MSP’s business. Instead, as disclosed on page 190 of the Amended Registration Statement, MSP’s projections reflect MSP management’s good faith estimates of forecasted recoveries based on the nature of the claims then held and forecasted to be held in MSP’s claim’s portfolio, the stages of MSP’s claims portfolio in terms of the recovery process, as well as MSP management’s good faith estimates of MSP’s potential upside from recoveries, based on MSP management’s experience with claims recovery.

45.
Please disclose the specific assumptions that underlie each line item of the MSP projections. For example, please include the assumptions that underlie MSP management’s good faith estimate of the timing of reaching recovery settlements or other resolutions and the assumptions that underlie Implied Annual Recoveries. Please explain the reasoning behind the substantial increases between the estimates in 2021 as compared to 2026. In this light we note that Total Claims Recovery as of December 31, 2020 was $13.9 million.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, MSP has revised its disclosure on pages 190 of the Amended Registration Statement to disclose the material assumptions underlying its projections. In addition, MSP respectfully advises the Staff that MSP had achieved limited actual recoveries under its claims portfolio at the time the projections were prepared. Total Claims Recovery of $13.9 million for the year ended December 31, 2020 comprises $13.6 million of recovery claims service income, of which $13.1 million constitutes recovery services income from VRM MSP pursuant to a service agreement whereby VRM MSP pays service fees to MSP commensurate with MSP’s operational expenses as part of VRM’s investment in VRM MSP that is not related to claims recovery income, and $255,000 of claims recovery income. However, MSP management estimates that MSP will achieve recoveries over time as its claims are adjudicated or settled through the claims recovery process, and that these recoveries will increase commensurately with growth in MSP’s claims portfolio. As a result, the projections reflect this forecasted growth over time.

Interests of the Company’s Directors and Executive Officers in the Business Combination, page 189

46.
Here and in your risk factor on page 51, please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Company Response: The Staff’s comment is noted. Please refer to the Company’s response to question 16. The Sponsor and its affiliates provided the risk capital ($5.95 million in total) to the Company to pay for formation related costs and for general working capital. In return for which, they collectively own 5,642,500 shares of the Company (as more fully described in the table “Security Ownership of Certain Beneficial Owners and Management of MSP, the Company and the Post-Combination Company” on pages 134 and 135 of the Amended Registration Statement). These securities have an estimated value of approximately $56 million (at a $10/share price) and would have zero value if a business combination is not completed. The Sponsor and its affiliates have no other loans, contingent fees, or reimbursement of out-of-pocket expenses, to which they would receive compensation if a business combination is completed. Other than the above, the only other amount of compensation due at the time of the consummation of the Business Combination will be the granting of 10,000 shares of Class A Common Stock to certain of the Company’s independent directors (approximate value of $100,000 (at a $10/share price). These shares will come from the pool of Founder Shares and will not result in any dilution to Public Stockholders or the Members. The Company has revised the disclosure on pages 190 and 191 of the Amended Registration Statement to include this additional detail.

47.
Here and in your risk factor on page 51, please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Company Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 190 and 191 of the Amended Registration Statement and in the risk factor on page 51 of the Amended Registration Statement to highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company.

48.
Here and in your risk factor on page 51, please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on pages 190 and 191 of the Amended Registration Statement and in the risk factor on page 51 of the Amended Registration Statement to reflect the Staff’s comment.

Interests of MSP’s Directors and Executive Officers in the Business Combination Legal Fees, page 191

49.
Please discuss why MSP did not make payments in the years ended 2020 and 2019 to the law firms owned and controlled by John H. Ruiz and Frank C. Quesada. Also, fill in the payments made to the law firms as of June 30, 2021 and disclose whether this amount includes amounts owed for any prior period(s).

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 192 of the Amended Registration Statement to reflect the Staff’s comment.

Sources and Uses for the Business Combination, page 191

50.
Revise this table to reflect all sources of consideration, including equity consideration, for the total value of the transaction and quantify the amount by which this depiction could be impacted by a full redemption scenario.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 192 of the Amended Registration Statement to reflect the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 211

51.
In addition to the disclosure you have provided in this section regarding the exercise of redemption rights, please include a discussion of the federal income tax consequences of the business combination. Please also include a tax opinion from counsel as appropriate. Refer to Item 4(a)(6) of Form S-4 and Section III.A. of Staff Legal Bulletin 19.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 212 of the Amended Registration Statement to reflect the Staff’s comments. Additionally, the Company has included the tax opinion of Weil, Gotshal & Manges LLP as Exhibit 8.1.

Certain Relationships and Related Party Transactions, page 228

52.
Please disclose who will receive the payment from 4701 Meridian Lakehouse, LLC on or before May 31, 2026. Please also disclose all information that is required by Item 404(a) of Regulation S-K with respect to the Cigarette Holdings, LLC transaction.

Company Response: The Staff’s comment is noted. Pursuant to the Staff’s request, the Company has revised the disclosure on page 231 of the Amended Registration Statement to reflect who will receive the payment from 4701 Meridian Lakehouse, LLC on or before May 31, 2026. In addition, the Company respectfully advises the Staff that Item 404(a) of Regulation S-K is not applicable to the Cigarette Holdings LLC transaction because the registrant is not a party to such transaction. The disclosure was provided solely for informational purposes for the Company’s stockholders.

General

53.
We note that Nomura performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Nomura that are contingent on completion of the business combination.

Company Response: The Staff’s comment is noted. The contingent fees owing to Nomura upon the successful completion of the Business Combination consists of (a) an M&A fee of $20 million and (b) deferred underwriting fees of $4.4275 million ($8.05 million x 0.55). We have revised the disclosure on page 51 of the Amended Registration Statement to include this information.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the outside counsel to the Company, Steven Pidgeon at (480) 606-5124 or via email at Steven.Pidgeon@us.dlapiper.com.

Very truly yours,

/s/ Steven Pidgeon

Steven Pidgeon

cc:	Ophir Sternberg, President and Chief Executive Officer, Lionheart Acquisition Corp. II